UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

GRUPO AEROPORTUARIO SUR - ADR
(Name of Issuer)

American Depository Receipt
(Title of Class of Securities)

40051E202
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 40051E202

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates L.P. 04-3276558
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 2,574,400
	7.	SOLE DISPOSITIVE POWER 784,400
	8.	SHARED DISPOSITIVE POWER 1,790,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,574,400
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* __
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.10% of total ADRs outstanding
12.	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 40051E202

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates Inc. 04-3276549
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 2,574,400
	7.	SOLE DISPOSITIVE POWER 784,400
	8.	SHARED DISPOSITIVE POWER 1,790,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,574,400
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* __
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.10% of total ADRs outstanding
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

469:

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Item 1(a) Name of Issuer:	Grupo Aeroportuario Sur-ADR
1(b) Address of Issuer's Principal Executive Offices:	Blvd. Manuel Avila Camacho 40 Col. Lomas de Chapultepec 11000 Mexico DF, Mexico
Item 2(a) Name of Person Filing:	Harris Associates L.P. ("Harris") Harris Associates Inc. ("General Partner")
2(b) Address of Principal Business Office or, if none, Residence:	Both Harris and the General Partner maintain their principal offices at: Two North LaSalle Street, Suite 500 Chicago, IL 60602-3790
2(c) Citizenship:	Harris is a Delaware limited partnership. The General Partner is a Delaware corporation.
2(d) Title of Class of Securities:	American Depository Receipt
2(e) CUSIP Number:	40051E202
Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):	Not applicable.
Item 4 Ownership (at December 31, 2002): 4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:	2,574,400
4(b) Percent of Class:	10.10% of total ADRs outstanding
4(c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:	None
(ii) shared power to vote or to direct the vote:	2,574,400
(iii) sole power to dispose or to direct the disposition of:	784,400
(iv) shared power to dispose or to direct the disposition of:	1,790,000

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Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advise in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

In addition, Harris serves as investment adviser to the Harris Associates Investment Trust (the Trust), and various of Harris' officers and directors are also officers and trustees of the Trust. Harris does not consider that the Trust is controlled by such persons. The Trust, through its various series, owns 1,790,000 Shares, which are included as Shares over which Harris has shared voting and dispositive power, and thus, as Shares beneficially owned by Harris because of Harris power to manage the Trusts investments.

Item 5  Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
The American Depository Receipts reported herein have been acquired on behalf of advisory clients of Harris. The 2,574,400 ADRs indicated as "shared power to dispose or to direct the disposition of," are owned by The Oakmark International Small Cap Fund, The Oakmark International Fund, and The Oakmark Global Fund, series of the Trust.  Persons other than Harris are entitled to receive all dividends from, and proceeds from the sale of, the securities reported herein.

Item 7  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8  Identification and Classification of Members of the Group:
Not Applicable.

Item 9  Notice of Dissolution of Group:
Not Applicable.

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Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2003

Harris Associates, Inc., for itself and, as
General partner of Harris Associates L.P.

By:/s/ Margaret K. McLaughlin
Margaret K. McLaughlin
Assistant General Counsel